SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 3, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 10 pages.

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Press release on earning release for the second quarter ended June 30, 2005.

Contacts in Buenos Aires	Contact in New York

Investor Relations

Gonzalo Castro Olivera, Finance & IR Manager

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Second Quarter 2005

And First Half ended June 30, 2005

FOR IMMEDIATE RELEASE: Wednesday, August 3, 2005

Buenos Aires, Argentina – The effect of the Argentine Peso revaluation on the Company’s dollar-denominated debt, together with a non-cash gain impact attributable to the deferred income tax, mostly explain the net income of Ps. 63.8 million, or Ps. 0.080 per share (Ps. 0.402 per ADS) for the second quarter of 2005, reported today by Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2).

Net income for the second quarter of 2005 compares to a net loss of Ps. 52.6 million, or Ps. 0.066 per share (Ps. 0.331 per ADS) for the same quarter of 2004.

In the same way, the Argentine Peso revaluation and the non-cash gain related to deferred income tax mainly account for the net income of Ps. 157.0 million, or Ps. 0.198 per share(Ps. 0.988 per ADS) obtained by the Company during the first half of 2005.

Net income for the first half of 2005 compares to a net income of Ps. 47.8 million or Ps. 0.060 per share (Ps. 0.301 per ADS) obtained during the same period of last year.

Almost 80% of the positive variation in net income for both the second quarter and first half of 2005 as compared to the respective periods last year is attributable to the impact of the fluctuations in the US Dollar exchange rate on the dollar-denominated net monetary position of TGS.

Second Quarter 2005 vs. Second Quarter 2004

Total net revenue for the second quarter of 2005 remained stable compared to the same quarter of 2004, which amounted to Ps. 234.4 million and Ps. 234.6 million, respectively.

Gas transportation revenue for the second quarter 2005 was Ps. 113.5 million, a 4.7% increase over the second quarter 2004. The increase was driven basically by additional transportation services amounting to Ps. 3.1 million.

Revenues for gas transportation services are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”). Gas transportation service is TGS’s core business, representing approximately 48% and 46% of the Company’s total revenue for the second quarter of 2005 and 2004, respectively. The share of this segment as a percentage of the Company’s total revenue has significantly decreased from its historical 80% level up through 2001.  The decrease is a direct result of the end of the convertibility monetary regime in Argentina and the ensuing “pesification” of regulated tariffs at an exchange rate of USD 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

Natural gas liquids (“NGL”) production and commercialization revenues for the second quarter 2005 were Ps. 105.4 million, a 3.9% decrease with respect to the second quarter 2004.  Lower revenue was the result of a 16% reduction in the volumes sold, primarily as a result of insufficient natural gas offer from the producers. This volume reduction was partially compensated by a rise in international reference prices, which impact amounted to Ps. 7.4 million.

NGL production and commercialization accounted for approximately 45% and 47% of total revenue for the second quarter of 2005 and 2004, respectively. NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services revenues for the second quarter 2005 were Ps. 15.5 million, compared to the Ps. 16.5 million earned in the same period of 2004. This decrease is mainly due to lower construction services sales reported in the second quarter of 2005 by Ps. 1.7 million.

The other services segment mainly includes midstream and telecommunication activities and its share in the Company’s total revenue was approximately 7% for the second quarter of 2005 and 2004. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses were Ps. 140.0 million, an 8.2% increase when compared to the second quarter of 2004.  This increase is basically attributable to: (i) a Ps. 8.4 million rise in NGL production costs, largely due to the higher prices for raw materials in the 2005 quarter, and (ii) a Ps. 2.9 million increase in labor cost. Both of these negative effects were partially mitigated by a Ps. 2.8 million reduction in the construction services costs.

For the second quarter 2005, the Company reported a net financial expense amounting to Ps. 28.2 million compared to Ps. 148.8 million in the same 2004 quarter.  The positive variation of Ps. 120.6 million was principally due to: (i) a devaluation of the local currency against the US dollar in the 2004 quarter that generated an exchange rate loss of Ps. 70.8 million, (ii) the appreciation of Argentine Peso in the second quarter of 2005, resulting in an exchange rate gain of Ps. 21.8 million and (iii) a Ps. 9.1 million accrual for interest penalties on defaulted debt in the second quarter of 2004 which was fully restructured in December 2004.

Other expenses, net increased from Ps. 1.6 million in the second quarter of 2004 to Ps. 6.9 million in the same period of 2005. The increase is mostly because of an additional Ps. 3.2 million allowance accounted for in the second quarter of 2005 for a turnover tax claim, made by Buenos Aires Province, on NGL sales billed since 2002.

For the second quarter 2005, TGS reported a Ps. 3.8 million positive charge in income tax expenses, which is mainly explained by the Ps. 31.6 million partial reversal of a tax loss carry-forward allowance and the income tax expense accrual of Ps. 25.9 million. In the same quarter of 2004, TGS reported a Ps. 8.1 million income tax expense, fundamentally attributable to the increase in the above mentioned tax loss carry-forward allowance of Ps. 8.3 million.

First Half 2005 vs. First Half 2004

TGS posted in the six month period ended June 30, 2005 total net revenue of Ps. 465.9 million in comparison to the Ps. 479.7 million earned in the same semester ended June 30, 2004.

Gas transportation revenue for first half 2005 was Ps. 223.0 million, a 4% increase compared to Ps. 214.4 million earned in the same period ended June 30, 2004.  This increase primarily reflects additional transportation services amounting to Ps. 6.3 million, including Ps. 2.7 million generated by new firm transportation agreements which started in May 2004.

The NGL production and commercialization segment decreased to Ps. 213.0 million in the first half of 2005 from Ps. 239.5 million for the same period of the previous year, representing an 11% reduction, as a consequence of the 22% fall in the volumes sold (mainly caused by insufficient natural gas offer from producers), partially mitigated by increases in the international reference prices.

In the first half of 2005, other services revenues amounted to Ps. 29.9 million, a 15.9% increase compared to the same period of 2004. This increase is mainly due to the effect of additional services being provided, including: (i) a Ps. 2.2 million increase in midstream and (iii) a Ps. 2.4 million increase in the telecommunication services.

Costs of sales and administrative and selling expenses for the first half of 2005 rose by Ps. 14.0 million, from Ps. 257.6 million in the same period of 2004 to Ps. 271.6 million in the 2005 period. This variation is mostly attributable to: (i) a Ps. 5.2 million increase in NGL production costs, due basically to rises in the prices of raw materials, despite the lower volume purchased in the 2005 period; (ii) a Ps. 4.9 million increase in tax on exports (rates increased from 5% to 20%, effective May 2004); and (iii) a Ps. 2.7 million rise in labor costs.

Net financial expense decreased significantly from Ps. 160.2 million, reported for the first half of 2004, to Ps. 31.6 million reported for the 2005 period.  The positive variation of Ps. 128.6 million was principally due to: (i) an appreciation of the Argentine Peso in the first semester of 2005, resulting in exchange rate income of Ps. 68.0 million, (ii) the devaluation of the local currency against the US dollar in the 2004 semester, which generated an exchange rate loss of Ps. 18.3 million in that period and (iii) a Ps. 17.7 million accrual for interest penalties on defaulted debt in the second quarter of 2004 which was fully restructured in December 2004.

.

For the first half of 2005, the Company reported a Ps. 4.6 million income tax expense, which represents a Ps. 7.9 million decrease compared to the same period of 2004, due principally to a higher reverse of the tax loss carry-forward allowance of Ps. 34.7 million in the 2005 period, but partially offset by a higher income tax accruals of Ps. 27.3 million in the same period.

Liquidity and Capital Resources

Cash flow from operating activities for the six month period ended June 30, 2005 amounted to Ps. 245.2 million. These funds were applied as follows: (i) Ps. 93.6 million to investment activities, (ii) Ps. 138.0 million to financing activities and (iii) the remainder to increase TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached table for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 66.4 MMm³/d or 2.3 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía and one of its subsidiaries and certain Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one of its subsidiary, and 50% by certain subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the second quarter and six month period ended June 30, 2005 and 2004
(In million of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Income Statements	2nd. Quarter		1st. Half	
	2005	**2004**	**2005**	**2004**
Net Revenues	**234.4**	**234.6**	**465.9**	**479.7**
Gas transportation	113.5	108.4	223.0	214.4
NGL production and commercialization	105.4	109.7	213.0	239.5
Other services	15.5	16.5	29.9	25.8
Operating Costs	**(123.7)**	**(113.4)**	**(235.9)**	**(226.8)**
Operation and maintenance	(75.4)	(66.7)	(139.8)	(133.6)
Depreciation and amortization expenses	(48.3)	(46.7)	(96.1)	(93.2)
Gross Operating Profit	**110.7**	**121.2**	**230.0**	**252.9**
Administrative and Selling Expenses	(16.3)	(16.0)	(35.7)	(30.8)
Operating Income	**94.4**	**105.2**	**194.3**	**222.1**
Other Expense, net	(6.9)	(1.6)	(2.0)	(1.4)
Equity in Earnings / (Losses) of non consolidated subsidiaries	0.7	0.7	0.9	(0.2)
Net Financial Expense	(28.2)	(148.8)	(31.6)	(160.2)
Net Income / (Loss) before Income Tax	**60.0**	**(44.5)**	**161.6**	**60.3**
Income Tax	3.8	(8.1)	(4.6)	(12.5)
Net Income / (Loss)	**63.8**	**(52.6)**	**157.0**	**47.8**
Earnings / (Losses) per share	0.080	(0.066)	0.198	0.060
Earnings / (Losses) per ADS	0.402	(0.331)	0.988	0.301

Operating Data				
Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,323.7	2,249.5	2,309.6	2,217.8
Average deliveries	2,397.9	2,327.2	2,235.4	2,136.5
Processing sales (thousand of short tons)				
Ethane	94.1	95.7	177.2	202.1
Propane and Butane	110.1	152.0	221.6	306.8
Natural Gasoline	22.9	23.6	47.0	59.6

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six month periods ended

June 30, 2005 and 2004

(In million of constant Argentine Pesos as of February 28, 2003 (1))

Six-month period ended June 30, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	223.0	213.0	29.9	-	465.9
Operating income (loss)	104.9	95.5	8.6	(14.7)	194.3
Depreciation of PP&E	69.6	14.4	6.8	1.1	91.9
Additions to PP&E	86.2	4.3	1.2	1.2	92.9
Identifiable assets	3,958.2	409.1	183.9	511.6	5,062.8
Identifiable liabilities	47.0	45.2	3.4	2,603.6	2,699.2

Six-month period ended June 30, 2004
Net revenues	214.4	239.5	25.8	-	479.7
Operating income (loss)	98.7	134.5	4.8	(15.9)	222.1
Depreciation of PP&E	66.7	14.1	7.1	2.3	90.2
Additions to PP&E	27.6	3.9	4.0	0.4	35.9

Year ended December 31, 2004
Identifiable assets	4,004.4	452.3	194.9	493.9	5,145.5
Identifiable liabilities	68.6	43.5	4.8	2,822.0	2,938.9

Breakdown of Net Financial Expense for the six month periods ended

June 30, 2005 and 2004

(In million of constant Argentine Pesos as of February 28, 2003 (1))

	Six-Month Period Ended June 30, 2005	Six-Month Period Ended June 30, 2004
Generated by Assets
Interest	8.1	2.6
Foreign exchange (loss) / gain	(14.8)	14.3
Others	(1.2)	(6.9)
Total	(7.9)	10.0
Generated by Liabilities
Interest expense	(99.8)	(127.3)
Foreign exchange gain / (loss)	82.8	(32.7)
Intangible assets amortization	-	(3.3)
Others	(6.7)	(6.9)
Total	(23.7)	(170.2)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV